BEYOND trial well on track to complete recruitment in 2005

Berlin, November 22, 2004 - Schering AG, Berlin (FSE: SCH, NYSE: SHR) announced today that an Independent Data and Safety Monitoring Board (IDSMB) has completed its first interim analysis of the BEYOND multiple sclerosis (MS) clinical trial program for Betaferon(R) (interferon beta-
1b), a first-line therapy for the treatment of relapsing forms of MS. The IDSMB has recommended that the study proceeds according to schedule. The study is on track to complete recruitment in 2005. BEYOND (Betaferon(R) Efficacy Yielding Outcomes of a New Dose) is the largest ever randomized clinical MS study and will involve more than 2,000 people with relapsing-remitting MS.

The BEYOND study compares the relative efficacy of high-dose, high-frequency Betaferon(R) 250 mcg every other day, a BEYOND dose (Betaferon(R) 500 mcg) every other day and glatiramer acetate 20 mg administered subcutaneously every day in patients with relapsing-remitting MS. It is one of a number of wide-ranging clinical MS studies under way from Schering that seek to further improve treatment options for MS patients.

"Betaferon(R) is the MS drug with the longest clinical experience of more than 15 years. The product offers both unsurpassed efficacy and long-term reliable safety in relapsing-remitting multiple sclerosis. With follow-up data from our long-term studies expected in the first half of 2005, we will underline the established position of Betaferon(R) with a proven long-term safety track record," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. "We are delighted with the strong patient and physician interest in the BEYOND trial and that recruitment is well under way. Our ongoing clinical studies with Betaferon(R), especially in early MS and with the new BEYOND dosage, clearly demonstrate our strong commitment to optimize treatment at all stages of MS."

Additional information
The results of the first phase of BEYOND, published in April 2004, showed that both Betaferon(R) 250 mcg (the currently approved dose) and the BEYOND dose (Betaferon(R) 500 mcg) were safe and well tolerated.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng